July 18, 2012

Via EDGAR and Overnight Delivery

Amanda Ravitz

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Re:	Atossa Genetics Inc.

Registration Statement on Form S-1

File No. 333-179500

Dear Ms. Ravitz:

On behalf of Atossa Genetics Inc. (“Atossa” or the “Company”), we are responding to the Staff’s oral comment made on July 17, 2012 relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For your convenience, we have repeated the Staff’s oral comment below in bold face type before our response.

1.	Supplementally provide any written materials that you or anyone authorized to do so on your behalf provided in reliance on Section 5(d) of the Securities Act of 1933 to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

In response to the Staff’s comment, the Company advises the Staff that no written materials were provided to potential investors other than the preliminary prospectus that is part of the Registration Statement. The Company further advises the Staff that no research reports concerning the Company have been published or distributed.

Sincerely,

/s/ Lisa M. Kahle

Lisa M. Kahle